

July 15, 2021

Faraz Ali
Chief Executive Officer
Tenaya Therapeutics, Inc.
171 Oyster Point Boulevard, 5th Floor
South San Francisco, CA 94080

> **Re: Tenaya Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 9, 2021**
> **333-257820**

Dear Mr. Ali:

   We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1

Prospectus Summary
Our Pipeline, page 4

1.   We note your response to comment 2 and your revised disclosure in the pipeline table. We reissue in part our prior comment. The table continues to include separate line items for "Next Generation Capsids" and "New Generation Target Identification Methods" that are all in the early stages of discovery. We further note that these programs are vague and do not appear to be discussed in detail in the prospectus, including the summary, business, use of proceeds or MD&A sections. Please limit your table to product candidates that are sufficiently material to your business to warrant inclusion in your table. If these general programs are material, identify the indications and expand your disclosure elsewhere to identify more specifically these programs or candidates.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Kluck at 202-551-3233 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Jennifer Knapp